

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

January 28, 2010

Ms. Angela D. Shinabargar
  Chief Financial Officer
BUTLER NATIONAL CORPORATION
19920 West 161st Street
Olathe, Kansas 66062

      Re: Butler National Corporation
             Form 10-K for the year ended April 30, 2009
             Filed July 17, 2009
             File No. 0-01678

Dear Ms. Shinabargar:

We have reviewed your filing and have the following comments. With respect to comments on the Form 10-K, we think you should revise your document in future filings in response to these comments. The remaining comments should be reflected in amendments to your July 31, 2009 and October 31, 2009 Quarterly Reports on Form 10-Q. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The amendments should be filed as soon as practicable.

Form 10-K (Fiscal Year Ended April 30, 2009)

Management's Discussion and Analysis

Fiscal 2009 compared to Fiscal 2008

Revenue and Operating Profit

1.   In future filings, please expand the discussions under "Gaming" and
"Corporate/Professional Services" to disclose the amount of operating profit
(loss) for each period presented, similar to your discussion for the other business
segments. We note that these two segments together contributed approximately
50% of your fiscal year 2009 consolidated operating income; and as such, an
explanation should be provided as we note that in the prior fiscal year, these
segments together had contributed approximately 18% of consolidated operating
income. Also, please provide a discussion of your consolidated net income (loss)
for each period.

Liquidity and Capital Resources

2.   In future filings, please describe the related party nature of your relationship with
BHC Investment Company, L.C. ("BHCI"). In this regard, disclose the
ownership percentage, if any, that you have in BHCI or related party relationships
with any of your officers, directors, or major stockholders.

Analysis and Discussion of Cash Flow

3.   Expand the discussion in the first paragraph to disclose the facts and
circumstances regarding the impairment charges at the Junction City properties in
fiscal year 2009. Disclose to which business segment this impairment charge has
been reflected. In addition, discuss the reasons for the significant increase in the
inventory obsolescence in fiscal year 2009. We note your disclosures in Note 1 to
the audited financial statements; however, MD&A should provide a more detailed
explanation as to the reason for these charges and how the amounts were
determined to be appropriate at the balance sheet date. Please revise in future
filings.

Financial Statements

Note 2. Debt

4.   Refer to the "note payable, without interest…" in the amount of $1,480,334
which, based on disclosure in MD&A – Liquidity and Capital Resources,"
appears to relate to the remaining obligation of your March 2008 acquisition of
the "JET" product line. In future filings disclose here or in Note 13, "Product

Line Acquisition," whether implied interest has been imputed on this note, and if not, please explain the reasons why not.

Forms 10-Q (Quarters Ended July 31, 2009 and October 31, 2009)

Statements of Operations

5.   We note you have reflected the $496,433 gain on sale of land as "Other Income (Expense)," rather than included such gain within "Operating Income." We note the gain is from the sale of a portion of your property located in Dodge City, Kansas, which pertains to operations within your Gaming business segment. Subject to your response to the comment below as to the related party nature of this gain, please reclassify this gain as a component of "Operating Income." See FASB ASC 360-10-45-5.

Note 3. Entertainment Development

6.   We note your disclosure that in June 2009, you sold 104 acres of land to BHC Development LC resulting in a gain of approximately $496,000 and that your statements of cash flows discloses proceeds from the sale of approximately $2.0 million. We also note the disclosure in Note 14 of your April 30, 2009 Form 10-K that you purchased property in Dodge City, Kansas in November 2007 for approximately $1.9 million. Expand your disclosure to disclose if the 104 acres represents the majority of your Dodge City, Kansas property, or disclose the remaining acres owned, as we note the November 2007 purchase and June 2009 proceeds are approximately the same. To the extent the fair value of the property that was sold significantly increased since its acquisition, please disclose this fact. Also, to the extent that BHC Development LC is a related party, the gain on the sale of the land should instead be reflected as contributed capital (i.e., recorded as "Capital contributed in excess of par") rather than as a gain on the statements of operations. See FASB ASC 850-10-50 for related party disclosures and FASB ASC 470-50-40-2 for analogous guidance of related party capital transactions. If this is a related party transaction, please amend your July 31, 2009 and October 31, 2009 Quarterly Reports on Form 10-Q to reflect this revision. Please advise and revise, as appropriate.

Management's Discussion and Analysis

Results of Operations

7.   Please expand your discussion of Gaming segment results to disclose the amount
        of revenue generated. Please delete the last sentence pertaining to the website of
        Boot Hill Casino and Resort; instead include the relevant information that you
        choose to convey to your shareholders.

8.   Also revise your disclosures to clarify, if true, that the gain on the sale of land is
        included in the Gaming segment's operating profit; however, see our comments
        above regarding the treatment of the gain as either a capital contribution or
        component of operating income. Please advise and revise, as appropriate. In
        addition, disclose the amount of operating profit for your Corporate/Professional
        Services segment.

Exhibit 31 Certifications

9.   See paragraph 4 of the Certifications. It appears you inadvertently omitted certain
        language as follows: "The registrant's other certifying officer(s)…disclosure
        controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-
        15(e)) and internal control over financial reporting (as defined in Exchange Act
        Rules 13a-15(f) and 15d-15(f)) for the registrant and have:" See Item 601(b)(31)
        of Regulation S-K. Please amend your July 31, 2009 and October 31, 2009
        Forms 10-Q to include this language.

                                        * * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant